March 31, 2026

VIA EMAIL

Board of Directors

ESG Inc.

433 East Hillendale Road

Chadds Ford, PA 19317

Re: Resignation from Board of Directors

Ladies and Gentlemen:

I hereby resign from my position as an Independent Director of the Board of ESG Inc., a Nevada corporation (the "Company"), effective immediately. This resignation includes my resignation from any committees of the Board on which I serve, effective as of the same time.

I confirm that my resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies, or practices.

Thank you for the opportunity to serve the Company.

Sincerely,

J. Mark Hemmann